Registration No. 0-28437
--------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                AMENDMENT NO. 2

                                       TO


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                              INTECHNOLOGIES, INC.
                              --------------------
                 (Name of Small Business Issuer in its charter)


              DELAWARE                                       95-4737504
     ----------------------------                        -----------------
     (State or other jurisdiction                        (I.R.S. I.D. No.)
   of incorporation or organization)



  321 NORTH MALL DRIVE, SUITE K-102, ST. GEORGE, UT             84790
  ---------------------------------------------------           ------
     (Address of principal executive offices)                 (Zip code)


                                 (435) 656-3677
                                 --------------
                          (Issuer's telephone number)


                    Securities to be registered under Section
                               12(b) of the Act:

    Title of each class                        Name of each exchange on which
    To be so registered                        each class is to be registered

           None                                         Not applicable


                    Securities to be registered under Section
                               12(g) of the Act:


                          COMMON STOCK PAR VALUE $.001
                                (Title of class)

                              INTECHNOLOGIES, INC.
                                   FORM 10-SB

                               Table of Contents
                               -----------------

                                     PART I

Item 1.      Description of Business                                       1

Item 2.      Management's Discussion and Analysis
             of Financial Conditions and Results of Operation              2

Item 3.      Description of Property                                       9

Item 4.      Security Ownership of Certain Beneficial
             Owners and Management                                         10

Item 5.      Directors, Executive officers, Promoters
             And Control Persons                                           12

Item 6.      Executive Compensation                                        14

Item 7.      Certain Relationships and Related Transactions                15

Item 8.      Description of Securities                                     15

                                     PART II

Item 1.      Market Price of and Dividends on the Registrant's
             Common Equity and other Stockholder Matters                   16

Item 2.      Legal Proceedings                                             16

Item 3.      Changes in and Disagreements with Accountants                 16

Item 4.      Recent Sales of Unregistered Securities                       17

Item 5.      Indemnification of Directors and Officers                     17

                                   PART F/S

             Independent Auditors' Report and Financial Statements        18

                                    PART III

Item 1.      Index to Exhibits                                            19

Signatures                                                                19

                                     PART I

ITEM 1.    DESCRIPTION OF BUSINESS


The Company
-----------
     InTechnologies, Inc. (formerly JETCO, INC.) is a development stage company incorporated on April 27, 1998. The Company commenced operations on April 7, 1999.

     On January 25, 2000, Jetco, Inc. ("Jetco" or the "Registrant"), a Delaware Corporation, entered into a Merger Agreement (the "Merger Agreement") with AmeriStar Corp. ("AmStar"), a Nevada corporation. Pursuant to the terms of the Merger Agreement, and subject to the conditions set forth therein (including approval of the transactions by the stockholders), AmStar was merged with and into Jetco (the "Merger"). The Merger was effective as of January 25, 2000. The separate existence of AmStar ceased. Jetco is the surviving corporation, the name of which was changed to "InTechnologies, Inc."

     As of January 25, 2000, 25,000,000 shares of Registrant's common stock were issued and outstanding. 23,750,000 common shares are held by the shareholders of AmStar and 1,250,000 common shares are held by the existing shareholders of Jetco.

     On the effective date of the Merger, the officers and director of Jetco, Inc. resigned and new officers and directors of Registrant were elected. (See
Item 5, "Executive Officers and Directors".)

     The Registrant intends to continue the business development formerly undertaken by AmeriStar Corp., a Nevada corporation ("AmStar").


Business
--------

     Registrant is seeking to acquire businesses or interests therein that develop and distribute information technology products and services to federal, state and local governments and industrial firms in North America. Registrant expects to initially fund its activities through funds derived from a private investor.

     Registrant intends to make investments in early stage companies that have developed computer, communication and Internet technologies that can be distributed through businesses in which Registrant holds an interest or can benefit from the expertise of Registrant's management or the management of one of such acquired businesses. Senior executives of Registrant have identified a number of companies which have developed cutting edge technologies in the fields of computer and telephone technologies, although no agreements have been reached with any of them. The identity of these target businesses has been approved by the private investor.

ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the results of operations and financial condition should be read in conjunction with the audited financial statements and related notes appearing subsequently in Part F/S under the caption "Independent Auditor's Report and Financial Statements".

Results of Operations
---------------------

     From inception to April 6, 1999 the Company was totally inactive and had not commenced any formal business operations. On April 7, 1999, the Company commenced certain limited business operations and all such activity to December 31, 1999 relates to the Company's formation, proposed fund raising and identification of the proprietary technology and last mile cable system.

     For the current fiscal year, the Company anticipates incurring a loss as a result of expenses associated with registration and compliance under the Securities Exchange Act of 1934 and expenses associated with developing and marketing its technology and cable system.


Liquidity and Capital Resources
-------------------------------
     On the date of incorporation, 100 shares were issued to PageOne Business Productions, LLC for consulting services. On March 22, 1999, the Company entered into two Stock Purchase Agreements for the sale of its Common Stock which were exempt from registration pursuant to Regulation D of the Securities Act of 1933, as amended. PageOne Business Productions, LLC purchased 100 shares of Common Stock at a price of $1.00 per share. Appletree Investment Company, Ltd. Purchased 900 shares of Common Stock at a price of $1.00 per share.

     The Company received a non-interest bearing loan of $7,245 from PageOne Business Productions, LLC to fund expenses, including legal and accounting fees incurred in conjunction with the preparation and filing of this registration statement and future compliance with its ongoing reporting obligations. George Todt sits on the management of both JETCO and PageOne. See Item 7. "Certain Relationships and Related Transactions."


     Until the Merger described in Item 1, the Company had experienced no significant change in liquidity, capital resources or stockholder's equity other than the sale of 1,000 shares of Common Stock and a non-interest bearing loan to the Company.

     Subsequent to the Merger, Registrant is seeking to acquire businesses or interests therein that develop and distribute information technology products and services to federal, state and local governments and industrial firms in North America. Registrant expects to initially fund its activities through funds derived from a private investor.

     AmStar executed agreements with an investor to borrow up to $65 million. All or portions of this debt are required to be converted into shares of the Registrant, provided certain terms and conditions are met, the principal one of which relates to the market price of Registrant's stock on the maturity date of each debt advance.

     A copy of the Loan Agreement and Subscription Agreement have been filed as exhibits to the Registrant's 8-K Current Report (Exhibits 10.2 and 10.3, respectively) and are incorporated herein in their entirety. The description of each exhibit contained in this registration statement is modified by such reference.

     Registrant intends to acquire businesses that develop and distribute information technology products and services to government and industry. Registrant also intends to make investments in early stage companies that have developed computer, communication and Internet technologies that can be distributed through businesses in which Registrant holds an interest or can benefit from the expertise of Registrant's management or the management of one of such acquired businesses. Senior executives of Registrant have identified a number of companies which have developed cutting edge technologies in the fields of computer and telephone technologies, although no agreements have been reached with any of them. The identity of these target businesses has been approved by the private investor.

     Up to $65 million of the financing for Registrant's intended acquisitions, investments and working capital may be obtained from a Florida resident. The entire amount of the loan is dependent upon the happening of certain conditions. The loan agreement requires the advance to Registrant of $3.5 million upon either (a) Registrant's common stock closing at a price of at least $5.00 per share on at least 20 days out of 30 days with an average trading volume of at least 15,000 shares per day, or (b) when Registrant has agreements with at least three companies approved by the investor with the only remaining condition to closing with such companies being the actual advance to Registrant of $3.5 million.

     Subsequent to this first advance, the loan agreement provides for three closings in the amount of $10,500,000 each and, then, three closings each in the amount of $10,000,000 scheduled in sequence. Each closing is subject to the daily closing market price of Registrant's common stock being at least $5.00 per share and trading at an average volume of at least 15,000 shares per day for at least 20 out of the preceding 30 days. The individual loans funded in this manner bear interest at the rate of 6% per annum (18% per annum after maturity) and each is for a term of one year.

     Simultaneously with the execution of the loan agreement, the investor subscribed to shares of Registrant's common stock. Under the subscription agreement, the investor is required to purchase 5,000,000 shares at a price of $7.00 per share and 3,000,000 shares at a price of $10.00 per share, for an aggregate investment of $65 million. As each loan is closed (after the first loan), the investor is obligated to deliver to Registrant the note received by the investor at the preceding loan closing. Therefore, in order to obtain cancellation of the loans made to Registrant and receive the Registrant's shares to which the investor subscribed, Registrant's common stock must continue to trade at a price of $5.00 per share with an average trading volume of at least 15,000 shares for at least 20 out of 30 days between each loan closing. In the event the closing price of Registrant's common stock does not reach $5.00 for the required period of time prior to the maturity of an outstanding loan (approximately one year), Registrant would be required to pay such outstanding loan. In such case, it is not likely that Registrant will have sufficient funds with which to meet the obligation, resulting in Registrant being forced to sell assets at below market prices or allow the loan obligation to go into default. (See Risk Factors.)


RISK FACTORS RELATED TO THE MARKET FOR REGISTRANT'S SECURITIES

NO CURRENT TRADING MARKET FOR THE COMPANY'S SECURITIES. There is currently no established public trading market for the securities of the Company. The Company intends to apply for admission to quotation of its securities on the NASD OTC Bulletin Board and, if and when qualified, it intends to apply for admission to quotation on the NASDAQ SmallCap Market. There can be no assurance that an active or regular trading market for the common stock will develop or that, if developed, will be sustained. Various factors, such as the Company's operating results, changes in laws, rules or regulations, general market fluctuations, changes in financial estimates by securities analysts and other factors may have a significant impact on the market price of the Company's securities. The market price for the securities of public companies often experience wide fluctuations which are not necessarily related to the operating performance of such public companies such as high interest rates or impact of overseas markets.


PENNY STOCK REGULATION. Upon commencement of trading in the Company's stock, if such occurs (of which there can be no assurance) the Company's common stock may be deemed a penny stock. Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The Company's securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statement must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell the Company's securities. The foregoing required penny stock restrictions will not apply to the Company's securities if such securities maintain a market price of $5.00 or greater. There can be no assurance that the price of the Company's securities will reach or maintain such a level.


PRESENT FUNDING ARRANGEMENTS

     As earlier described (see discussion on pages 3-4), the Registrant entered into an agreement with a Florida investor for the loan of a maximum of $65 million. The initial advance ($3.5 million) is for one year and depends on either the existence of a stable market for the Registrant's shares (trading for 15 days during any 20 trading days for $5.00 per share at volumes of at least 15,000 shares) or the completion of negotiations and entrance into definitive contracts for the acquisition of or investment in three companies having information technology businesses, upon terms acceptable to the investor. Further advances are to be made if Registrant's shares maintain a market price and duration described above. Each loan advance is for one year. At the maturity of each advance, the loan is to be converted into shares of Registrant's stock (at a predetermined price per share), if, but only if, the market price for such shares is in excess of $5.00 per share, which market has been maintained for the periods and in the trading depth described above. As a result, Registrant is now entirely dependent upon not only the development of a market for its shares, but a trading market of the foregoing character and extent. It is possible, for example, for Registrant to have received initial and some subsequent fundings, all of which were used to acquire target companies or interests therein. Those shares or interests would be illiquid. If one or more of the target companies does poorly, the market price of Registrant's stock might become adversely impacted. Since each advance is due in one year, unless the market price of Registrant's stock is at or above $5.00 per share for a period of time and in an average trading volume as described above, the debt will not be exchanged for common stock, and the Registrant may be in default of its obligation. Under those circumstances, unless the Registrant obtained further financing or sold its interests in one or more of its investments or holdings, the holder of the debt could foreclose, with the result that the other stockholders may suffer a loss of all of their investment.

MARKET PRICE MAY BE ADVERSELY AFFECTED BY EXISTING CONTRACT ARRANGEMENTS.

     The former holders of Registrant's stock will have the right to sell their shares during the first year subsequent to the merger date. In addition, the subscription agreement pursuant to which the Florida investor is required to exchange Registrant's shares for matured debt borrowed from the investor provides for the registration of such shares upon the happening of certain events, including the investor's demand. Even if a substantial trading market for Registrant's common stock develops, the mere existence of these shares as potential additions to the supply of shares at any time may adversely affect both the market price of the shares or the ability to attract a sufficient number of investors to maintain the market price and trading range and volume necessary to require the conversion of the investor's debt into Registrant's common stock.


THE CONCENTRATED OWNERSHIP OF REGISTRANT'S SHARES MAY RESULT IN CONFLICTS OF INTEREST TO REGISTRANT'S POSSIBLE DETRIMENT

     As indicated below ("Ownership of Registrant is Concentrated," page 15), a separate corporation, AmeriStar Network, Inc. ("AMWK"), a company engaged in the mortgage business, indirectly controls a majority of Registrant's outstanding shares. As a result of its control, it may cause Registrant to take or fail to take certain corporate actions which may be beneficial to AMWK but disadvantageous to Registrant. In addition, the person who is advancing funds to Registrant will own more than one-third of Registrant's outstanding shares (after all $65 million of debt has been exchanged for shares of Registrant's common stock). As Registrant's primary (and, now, only) lender and as a major shareholder, the investor may have an influence on Registrant not necessarily shared by other stockholders. For example, the investor might strongly suggest investment in or purchase or other acquisition of companies in which he or others associated with him have an interest. It would be the responsibility of Registrant's Board of Directors to determine whether such a relationship exists, and if it does, whether the proposed transaction is on terms and conditions advantageous to Registrant.

FACTORS THAT MAY AFFECT FUTURE RESULTS

     The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond Registrant's control. Forward- looking statements in this document and those made from time to time by the Company through its senior management are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements concerning the expected future revenues or earnings or concerning projected plans, performance, product development, product release or product shipment, as well as other estimates related to future operations are necessarily only estimates of future results and there can be no assurance that actual results will not materially differ from expectations.

     Factors that could cause actual results to differ materially from results anticipated in forward-looking statements include, but are not limited to, the following:

REGISTRANT MAY NOT HAVE OPERATING INCOME OR NET INCOME IN THE FUTURE.

REGISTRANT MAY INCUR SIGNIFICANT COSTS TO AVOID INVESTMENT COMPANY STATUS AND MAY SUFFER ADVERSE CONSEQUENCES IF DEEMED TO BE AN INVESTMENT COMPANY.

     Registrant may incur significant costs to avoid investment company status and may suffer other adverse consequences if deemed to be an investment company under the Investment Company Act of 1940. Some equity investments in other businesses made by Registrant (directly or through its venture subsidiaries may constitute investment securities under the 1940 Act. A company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions. Investment companies are subject to registration under, and compliance with, the 1940 Act unless a particular exclusion or SEC safe harbor applies. If Registrant were to be deemed an investment company, it would become subject to the requirements of the 1940 Act. As a consequence, Registrant would be prohibited from engaging in business or issuing its securities as it has in the past and might be subject to civil and criminal penalties for noncompliance. In addition, certain of Registrant's contracts might be voidable, and a court-appointed receiver could take control of Registrant and liquidate its business.

     Although it is now intended that Registrant's investment securities will comprise less than 40% of its assets, fluctuations in the value of these securities or of Registrant other assets may cause this limit to be exceeded. This would require Registrant to attempt to reduce its investment securities as a percentage of its total assets. This reduction can be attempted in a number of ways, including the disposition of investment securities and the acquisition of non-investment security assets. If Registrant sells investment securities, it may sell them sooner than it otherwise would. These sales may be at depressed prices and Registrant may never realize anticipated benefits from, or may incur losses on, these investments. Some investments may not be sold due to contractual or legal restrictions or the inability to locate a suitable buyer. Moreover, Registrant may incur tax liabilities when it sells assets. Registrant may also be unable to purchase additional investment securities that may be important to its operating strategy. If Registrant decides to acquire non-investment security assets, it may not be able to identify and acquire suitable assets and businesses.

REGISTRANT DEPENDS ON CERTAIN IMPORTANT EMPLOYEES, AND THE LOSS OF ANY OF THOSE EMPLOYEES MAY HARM REGISTRANT'S BUSINESS.

     The loss of the services of any of Registrant's executive officers or key employees may harm its business. Registrant's success also depends on its continuing ability to attract, train, and motivate other highly qualified technical and managerial personnel.

REGISTRANT'S STRATEGY OF EXPANDING ITS BUSINESS THROUGH ACQUISITIONS OF OTHER BUSINESSES AND TECHNOLOGIES PRESENTS SPECIAL RISKS.

     Registrant  intends  to  continue  to expand  through  the  acquisition  of
businesses,   technologies,   products,  and  services  from  other  businesses.
Acquisitions involve a number of special problems, including:

     .    difficulty   integrating  acquired   technologies,   operations,   and
          personnel with the existing business;

     . diversion of management attention in connection with both negotiating the acquisitions and integrating the assets;

     . strain on managerial and operational resources as management tries to oversee larger operations;

     .    exposure to unforeseen liabilities of acquired companies;

     .    potential  issuance of securities in connection  with the  acquisition
          which  securities   lessen  the  rights  of  holders  of  REGISTRANT's
          currently outstanding securities;

     .    the need to incur additional debt;

     . the requirement to record additional future operating costs for the amortization of goodwill and other intangible assets, which amounts could be significant.

     Registrant may not be able to successfully address these problems. Moreover, Registrant's future operating results will depend to a significant degree on its ability to successfully manage growth and integrate acquisitions. In addition, many of Registrant's investments may be in early-stage companies with limited operating histories and limited or no revenues. Registrant may not be able to successfully develop these young companies.

REGISTRANT IS SUBJECT TO INTENSE COMPETITION.

     The market for information technology products and services is highly competitive. Moreover, the market for Internet products and services lacks significant barriers to entry, enabling new businesses to enter this market relatively easily. Competition in the market for Information Technology products and services may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with Registrant's products and services. In addition, many of Registrant's current and potential competitors have greater financial, technical, operational, and marketing resources. Registrant may not be able to compete successfully against these competitors in selling its goods and services. Competitive pressures may also force prices for Information Technology goods and services down and such price reductions may reduce Registrant's revenues.

REGISTRANT'S STRATEGY OF SELLING ASSETS OF OR INVESTMENTS IN THE COMPANIES THAT REGISTRANT HAS ACQUIRED AND DEVELOPED PRESENTS RISKS.

     An element of Registrant's business plan involves selling, in public or private offerings, the companies or portions of the companies that it has acquired and developed (while retaining those which have been successfully integrated into its core information technology business). Market and other conditions largely beyond Registrant's control affect Registrant's ability to engage in such sales; the timing of such sales; and the amount of proceeds from such sales.

     As a result, Registrant may not be able to sell some of these assets. In addition, even if Registrant is able to sell, it may not be able to sell at favorable prices. If Registrant is unable to sell these assets at favorable prices, its business will be harmed.


OWNERSHIP OF REGISTRANT IS CONCENTRATED.

     AmeriStar Networks, Inc. beneficially owned 48% of Registrant's outstanding common stock and has indirect control over an additional 4% through interconnected boards of directors as of January 25, 2000. As a result, AMWK possesses significant influence over Registrant on matters including the election of directors. Additionally, a private investor owned approximately 32% as of January 25, 2000. The concentration of Registrant's share ownership may: delay or prevent a change in control of Registrant; impede a merger, consolidation, takeover, or other business involving Registrant; or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of Registrant.


ITEM 3.    DESCRIPTION OF PROPERTY

     The Company maintains executive offices at 321 North Mall Drive, Suite K-102, St. George, Utah, which is the office of its Chief Executive Officer. As of December 31, 1999, the Company has paid no rent for the use of this mailing address.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
            MANAGEMENT


     The following table contains information as of February 9, 2000, regarding the shareholdings of Registrant's current directors and executive officers, those persons or entities who have the right to vote or direct the vote or beneficially own more than 5% of the Registrant's common stock or rights to acquire common stock, all of Registrant's directors and officers as a group:

                                                              Percent Of
                                    Amount of Common          Common Stock
                                    Stock Beneficially      Beneficially Owned
                                    Owned or Right to         Or Right to
Name and Address                      Direct vote            Direct Vote (1)
-----------------                   -----------------       ------------------
O. Russell Crandall, Jr.                500,000 (2)(5)              2.0%

William M. Noe                          500,000                     2.0%

S. Allen Selby                          125,000                      *

James F. Walters                        280,710 (3)                 1.1%

James R. Herbert                        500,000 (4)                 2.0%

John H. Dunmar                          125,000                     *

Gregory J. Layton                       125,000                     *

Tracy Gnagy                             500,000                     2.0%

Hartley J. Chazen                       250,000                     1.0%

AmeriStar Network, Inc.              12,000,000 (2)(4)(5)          48.0%
321 North Mall Drive, Ste K-102
St. George, UT  84790

All Officers and Directors as
a group (9 persons)                   2,905,710(2)(3)(4)           11.6

---------------------
*  less than 1%

The  address  of  each   director  or  officer  of  Registrant  is  in  care  of
InTechnologies,  Inc.,  321 North Mall Drive,  Suite K-102,  St.  George,  Utah,
84790.

(1)  Based upon 25,000,000 outstanding shares of common stock.

(2) Shares held by Oscar Russell Crandall, Jr. Family Trust, of which Mr. Crandall is a trustee. Mr. Crandall disclaims beneficial ownership of any of said shares. Does not include 12,000,000 shares owned by AmeriStar Network, Inc., of which Mr. Crandall is chief executive officer and chairman (see note (6) below).

(3) Includes 22,918 shares of common stock held by PageOne Business Productions, LLC ("PageOne"), a Delaware limited liability company, of which Mr. Walters is a managing member and which has entered into a consulting agreement with Registrant. Includes 2,792 shares previously owned by Mr. Walters and 250,000 shares received in exchange for his shares in AmStar. Does not include 879,583 shares held by AppleTree Investment Company, Ltd. ("AppleTree"), a foreign corporation domiciled in the Isle of Man. AppleTree is held as an asset in an Isle of Man trust. AppleTree owns approximately 60% of PageOne. PageOne and Mr. Walters disclaim beneficial ownership of any of said shares.

(4) Does not include 12,000,000 shares owned by AmeriStar Network, Inc. ("AMWK"), of which Mr. Herbert is a director (see note (5) below).

(5) AmeriStar Network, Inc. received 12,000,000 shares of common stock in return for the assignment of a loan commitment from a private investor dated August 5, 1999.

     O. Russell Crandall, Jr., the Chairman and Chief Executive Officer of Registrant, is also the Chairman and Chief Executive Officer of AMWK. In addition, James R. Herbert, a Senior Vice President and Director of Registrant is also Senior Vice President and a member of the Board of Directors of AMWK. As a result of the interrelated board memberships, AMWK has the indirect ownership of a majority of the outstanding shares of Registrant and can elect all of the directors of Registrant. Therefore, the possibility exists that conflicts of interest may arise (see Risk Factors in Item 2).

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


Upon completion of the merger, the officers and directors of AmStar became the officers and directors of Registrant. The management of Registrant consists of:


Name                          Position
----                          --------
O. Russell Crandall, Jr.      Chairman, Chief Executive Officer

William M. Noe                Director, President and Chief Operating Officer

S. Allen Selby                Executive Vice President

James F. Walters              Director, Senior Vice President -- Finance,
                               Treasurer and Chief Financial Officer

James R. Herbert              Director, Senior Vice President -- Acquisitions

John H. Dunmar                Vice President -- Marketing

Gregory J. Layton             Vice President -- Business Development

Tracy Gnagy                   Vice President -- Administration

Hartley J. Chazen             Secretary


O. RUSSELL CRANDALL, JR., 54, is Chairman of the Board and Chief Executive Officer. Mr. Crandall is also founder, President and CEO and Chairman of Registrant's affiliate, AmeriStar Network, Inc., a publicly traded wholesale mortgage internet company.

From its founding in 1995 to 1996, Mr. Crandall was the co-founder and Executive Vice President of CompuLoan Financial Services Group, a nationwide mortgage broker based in Salt Lake City. From 1995 to 1996, Mr. Crandall was Executive Vice President of CompuLoan Originators, Inc., a computer loan origination company. He was responsible for the development of the software system and general management of the business.


WILLIAM M. NOE, 58, is President and Chief Operating Officer and a member of the Board. Based in New York City, Mr. Noe has 35 years' experience in real estate development and venture capital finance. In 1974, he founded Asset Development Corporation, a financial consulting company and serves as its Chief Executive Officer.

On March 3, 2000, Mr. Noe became Chairman of the Board, Managing Director and Chief Executive Officer of Dixie International Construction Resources Ltd ("DICRL"), a Canadian company that manufactures and distributes construction materials to building contractors in Ontario, Canada. Since 1997 to present, Mr. Noe has served as Chairman of Caribbean Building Systems Ltd., a construction company based in the West Indies and as President and a director of its affiliate in the United States, Caribbean Building Systems (North America), Inc. Commencing in August 1999, Mr. Noe became the Managing Director of Techtanica Enterprises, a building materials company based in Canada which merged with DICRL on March 3, 2000. Commencing in August 1999, Mr. Noe became the Chief Financial Officer of Interactive Entertainment Development, Inc., an Internet portal and content development company. Mr. Noe was Chief Financial Officer of Dynamatic Corporation, a privately owned construction component company during 1995, which later merged with a public company. Mr. Noe holds an M.B.A.
(Finance) from the Harvard Business School and a B.A. (Economics) from the University of Southern California.


S. ALLEN SELBY, 62, is Executive Vice President. Since 1990, Mr. Selby has been principal of his own consulting company specializing in the acquisition of private companies and their operational reorganization and marketing repositioning. On March 3,2000, Mr. Selby became the Senior Vice President-International of DICRL. Mr. Selby is a graduate of Yale University with a degree in Engineering.


JAMES F. WALTERS, 45, is Senior Vice President - Finance, Treasurer and Chief Financial Officer and is a member of the Board of Directors. Since 1995, Mr. Walters has been Chairman of the Board and responsible for the overall management of Kellogg & Andelson Accountancy Corporation, an 80-person accountancy firm which Mr. Walters joined in 1976. Mr. Walters has assisted the firm's clients in connection with the preparation of their initial public offerings, private finance, merger, acquisition and restructuring strategies.

JAMES R. HERBERT, 60, is Senior Vice President - Acquisitions and a member of the Board of Directors. Mr. Herbert has more than thirty years of experience in real estate development and financing activities. He is a director of AmeriStar Network, Inc., a publicly traded wholesale mortgage internet company. From 1978 to the present, he has been President and a director of Venture Holdings, Inc., a financial consulting company. From 1979 to the present, Mr. Herbert has served as President and director of Mather Corporation, an oil, gas and real estate investment company. In March 1999, Mr. Herbert founded CVS Technologies, Inc., a computer technology company, and has served as its Vice President and Director since inception. On March 3,2000, Mr. Herbert became the Senior Vice President-Acquisitions of DICRL.


JOHN H. DUNMAR, 57, is Vice President - Marketing. In 1992, Mr. Dunmar founded The Dunmar Consulting Group, a project management and consulting services company, and has served as its owner-operator from 1992 to the present. From 1992 to August 1999, Mr. Dunmar served as Vice President and Director of Account Services of Coe & Co. Inc., an advertising consulting company. Mr. Dunmar holds an M.B.A. from American Graduate School of International Management and a B.S. in Engineering from the University of California Los Angeles.

GREGORY J. LAYTON, 47, is Vice President - Business Development. Mr. Layton has a wide and varied background in managing, growing and turning around companies both private and public. From 1997 to the present, Mr. Layton has been a consultant to several companies in high-tech industries and is a syndicated partner with Boles, Knop & Company, an investment banking firm specializing in high-tech mergers and acquisitions. From September 1996 to October 1997, Mr. Layton was VP, Sales and Marketing for Sysorex Information Systems, Inc., a $150 million PC systems integration company. From September 1994 to August 1996, Mr. Layton was VP of Business Development for Government Technology, a technology newspaper publisher serving state and local governments.

TRACY GNAGY, 44, is Vice President - Administration. Ms. Gnagy is Secretary of AmeriStar Network, Inc., a publicly traded wholesale mortgage internet company. In March 1999, Ms. Gnagy co-founded CVS Technologies, Inc., a computer technology company, and has served as its Director and Treasurer since inception. From 1981 to the present, Ms. Gnagy has served as Treasurer of Venture Holdings, Inc. From December 1992 to the present, Ms. Gnagy has served as a Director and President of S.C.R.E Development Corporation, a real estate development company. Ms. Gnagy has been Treasurer of Mather Corporation, an oil, gas and real estate investment company from 1981 to the present; and Director and Treasurer of Pecan Acres Water Supply Corporation from 1995 to the present.

HARTLEY J. CHAZEN, 64, is Registrant's secretary. Mr. Chazen has practiced corporate and securities law for more than 30 years. He is Of Counsel to McLaughlin & Stern, LLP, New York City, which acts as Registrant's general counsel.



Directors of the Company are elected annually by the stockholders of the Company to serve for a term of one year or until their successors are duly elected and qualified. Officers serve at the pleasure of the Board of Directors subject to any rights under employment agreements.




ITEM 6.   EXECUTIVE COMPENSATION


     As of December 31, 1999, no executive officer or director of the Company received compensation for services rendered to the company. However, such persons were entitled to be reimbursed for expenses incurred by them in pursuit of the Company's business objectives.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company received a non-interest bearing loan of $7,245 from PageOne Business Productions, LLC to fund expenses, including legal and accounting fees incurred in conjunction with the preparation and filing of this registration statement and future compliance with its ongoing reporting obligations. George Todt sits on the management of both JETCO and PageOne.


ITEM 8.    DESCRIPTION OF SECURITIES

Common Stock
------------
     At inception on April 27, 1998, the Company was authorized to issue 2,000 shares of Common Stock ($.Ol par value) of which 100 shares were issued and outstanding. Upon amendment to the Articles of Incorporation effective June 29, 1999, the Company increased its total authorized shares of capital stock to 108,000,000 shares, consisting of 100,000,000 shares of Common Stock ($.001 par value) and 8,000,000 shares of Preferred Stock ($.001 par value).

     The June 29, 1999 amendment included an immediate 375 for 1 stock split whereby each issued share of Common Stock was split up and converted into 375 shares of Common Stock. The relative rights and preferences of the issued shares of Common Stock remained unchanged; only the number of issued shares increased.

     The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive right, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

     All of the issued and outstanding shares of Common Stock are, and all unissued shares when sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of the then existing shareholders may be diluted.

     As of the June 29, 1999 amendment, the Board of Directors was authorized to issue up to 8,000,000 shares of one or more series of Preferred Stock. A majority of the Directors in office may determine (i) the designation of a series of Preferred Stock; (ii) the rate, terms and conditions for payment of dividends, relation of such dividends to other classes of capital stock and whether such dividends will be cumulative or non-cumulative; (iii) redemption rights including provisions for any sinking funds and rights upon the voluntary or involuntary liquidation, dissolution or winding up of the Company; (iv) the availability of conversion or exchange-rates and any terms and conditions; and
(v) provisions as to voting and other rights and preferences.

                                    PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
          COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information
------------------
     The Company's Common Stock ($.001 par value), all of which are one class, is not publicly traded. The Company's Preferred Stock ($.001 par value) is not publicly traded.


Holders
-------

     The approximate number of record holders of the Company's Common Stock as of December 31, 1999 was two, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of December 31, 1999 was 1,250,000, after giving effect to a 3.03:1 stock split on January 24, 2000. There were no shares of Preferred Stock outstanding as of December 31, 1999.


Dividends
---------
     The Company has not paid or declared any dividends upon its Common or Preferred Stock since inception and, due to its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.


ITEM 2.   LEGAL PROCEEDINGS

     The Company is not presently a party to any material litigation, nor is any such litigation threatened to the Company's knowledge.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company has had no changes in or disagreements with accountants on accounting or financial disclosure.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES


     As of December 31, 1999, the following unregistered securities of the Company have been issued since inception:

     1. On May 11, 1998, the Company issued 100 shares of Common Stock to PageOne Business Productions, LLC.

     2. On March 22, 1999, the Company issued 100 shares of Common Stock to PageOne Business Productions, LLC.

     3. On March 22, 1999, the Company issued 900 shares of Common Stock to Appletree Investment Company, Ltd.

The aggregate 1,100 shares were sold pursuant to a 504 offering for aggregate consideration totaling $1,000. The free trading shares were sold pursuant to an exemption from registration provided under the Delaware General Corporation Law and the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, for issuances of securities not involving any public offering.



ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Certificate of Incorporation and Bylaws of the Company contain certain provisions limiting or eliminating the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by the General Corporation Law of Delaware. Likewise officers and directors of the Company are indemnified pursuant to the Certificate of Incorporation and Bylaws of the Company to the fullest extent permitted by the General Corporation Law of Delaware. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

PART F/S  INDEPENDENT AUDITORS REPORT AND FINANCIAL STATEMENTS


                                   JETCO, INC.
                          A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS
         --------------------------------------------------------------


     PAGE       F - 1      INDEPENDENT AUDITORS' REPORT

     PAGE       F - 2      BALANCE SHEET AS OF DECEMBER 31, 1999

     PAGE       F - 3      STATEMENT OF OPERATIONS FOR THE YEAR ENDED
                           DECEMBER 31, 1999 AND FOR THE PERIOD FROM
                           APRIL 27, 1998 (INCEPTION) TO DECEMBER 31, 1999

     PAGE       F - 4      STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                           FOR THE PERIOD FROM APRIL 27, 1998 (INCEPTION)
                           TO DECEMBER 31, 1999

     PAGE       F - 5      STATEMENT OF CASH FLOW FOR THE YEAR ENDED
                           DECEMBER 31, 1999 AND FOR THE PERIOD FROM
                           APRIL 27, 1998 (INCEPTION) TO DECEMBER 31, 1999

     PAGES    F - 6-9      NOTES TO FINANCIAL STATEMENTS

                                AUDITOR'S REPORT




To the Board of Directors of:
 Jetco, Inc.

We have audited the accompanying balance sheet of Jetco, Inc. (a Development Stage Company) as of December 31, 1999 and the related statements of operations, changes in stockholders' deficiency and cash flows for the year then ended and for the period from April 27, 1998 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Jetco, Inc. (a development stage company) as of December 31, 1999, and the results of its operations and its cash flows for the year then ended and for the period from April 27, 1998 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company is a development stage company without operations and has an operating loss of $8,246 and a working capital deficiency of $7,245. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                     WEINBERG & COMPANY, P.A.

Boca Raton, Florida
January 27, 2000

                                   JETCO, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1999
                               ------------------

                                     ASSETS
                                     ------
CURRENT ASSETS
  Cash                                                        $             -
                                                              ---------------

TOTAL ASSETS                                                  $             -
------------                                                  ===============


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY
                    ----------------------------------------
LIABILITIES
  Loan payable - related party                                $         7,245
                                                              ---------------


STOCKHOLDERS' DEFICIENCY
      Preferred stock, $.001 par value 8,000,000
       shares authorized, none issued and
       outstanding                                                          -
      Common stock, $.001 par value, 100,000,000
       shares authorized, 1,250,000 issued and
       outstanding                                                      1,250
      Additional paid-in capital                                       (  249)
      Accumulated deficit during development stage                     (8,246)
                                                              ---------------
    Total Stockholders' Deficiency                                     (7,245)
                                                              ---------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                $             -
----------------------------------------------                ===============









                 See accompanying notes to financial statements.

                                   JETCO, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS



                                                YEAR ENDED      APRIL 27, 1998
                                               DECEMBER 31,     (INCEPTION) TO
                                                   1999        DECEMBER 31, 1999
                                              --------------   ----------------


    REVENUES                                   $     -        $        -
                                                 ----------      ------------

    EXPENSES

       Accounting fees                                500               500
       Bank charges                                    89                89
       Consulting fees                                  1                 1
       Legal fees                                   6,500             6,500
       Telephone                                      406               406
       Stock transfer fee                             750               750
                                                 ----------      ------------

    NET LOSS                                   $   (8,246)   $       (8,246)
    --------
                                                 ==========      ============

       Net loss per share -
        basic and diluted                      $   (0.009)    $      (0.014)
                                                 ==========      ============

       Weighted average number of
        shares outstanding during the
        period - basic and diluted                948,007           610,448
                                                 ==========      ============





                 See accompanying notes to financial statements


                                   JETCO, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
       FOR THE PERIOD FROM APRIL 27, 1998 (INCEPTION) TO DECEMBER 31, 1999




                                                                                     ACCUMULATED
                                                                                       DEFICIT
                                                                   ADDITIONAL          DURING
                                            COMMON STOCK            PAID-IN         DEVELOPMENT
                                        SHARES        AMOUNT        CAPITAL             STAGE           TOTAL
                                     ----------    -----------     -----------     --------------      ---------

   Common stock issued for cash         113,636    $       114     $     (113)     $           -               1

   Common stock issued for cash       1,136,364    $     1,136     $     (136)     $           -           1,000

   Net loss for the year ended
    December 31, 1999                         -              -              -              (8,246)        (8,246)
                                     -----------     ----------    -----------     ---------------      ---------

Balance, December 31, 1999            1,250,000    $     1,250     $     (249)     $       (8,246)     $  (7,245)
--------------------------           ==========    ============    ===========     ===============     ==========










                 See accompanying notes to financial statements.

                                   JETCO, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS




                                                                 APRIL 27, 1998
                                                 YEAR ENDED       (INCEPTION)
                                                 DECEMBER 31,    TO DECEMBER 31,
                                                    1999              1999
                                                ------------     ---------------
Cash flows from operating activities
   Net loss                                     $    (8,246)     $    (8,246)
   Consulting services performed for
    issuance of stock                                    1                 1
                                                 -----------     ------------
   Net cash used in operating activities             (8,245)          (8,245)
                                                 -----------     ------------

Cash flows from financing activities
   Proceeds from issuance of common stock             1,000            1,000
   Loan proceeds from related party                   7,245            7,245
                                                 -----------     ------------
   Net cash provided by financing activities          8,245            8,245
                                                 -----------     ------------

NET INCREASE IN CASH                                      -                -

CASH AND CASH EQUIVALENTS -
BEGINNING                                                 -                -
                                                 -----------     ------------

CASH AND CASH EQUIVALENTS -
ENDING                                           $        -       $        -
                                                 ===========     ============





                 See accompanying notes to financial statements

                                   JETCO, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1999




NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----     ------------------------------------------

          (A)  Organization and Description of Business
          ---------------------------------------------
               Jetco, Inc. (a development stage company) (the "Company") was incorporated in the State of Delaware on April 27, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination. At December 31, 1999, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and fund raising,

               The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the additional capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof. (See Note 5 (B))

          (B)  Use of Estimates
          ---------------------
               In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

          (C)  Cash and Cash Equivalents
          ------------------------------
               For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

                                   JETCO, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1999


NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)
-----     ------------------------------------------

          (D)  Income Taxes

               The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" ("Statement
               No.109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current income tax expense due to the Company's operating losses. The deferred tax asset of approximately $1,240 arising from the Company's net operating loss carryforward at December 31, 1999 has been fully offset by a valuation allowance.

          (E)  Earnings Per Share
          -----------------------
               Net loss per common share for the year ended December 31, 1999 and for the period from April 27, 1998 (inception) to December 31, 1999 is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128 "Earnings Per Share". There were no common stock equivalents outstanding at December 31, 1999.

NOTE  2    LOAN PAYABLE - RELATED PARTY
------     ----------------------------

          The loan payable to a related party is a non-interest-bearing loan payable to PageOne Business Productions, LLC arising from funds advanced to the Company. The amount is due and payable on demand.

                                   JETCO, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1999


NOTE  3  STOCKHOLDERS' DEFICIENCY
-------  ------------------------

          The Company was originally authorized to issue 2,000 shares of common stock at $.01 par value. The Company issued 900 and 200 shares to AppleTree Investment Company, Ltd. and PageOne Business Productions, LLC, respectively.

          Management subsequently filed an amendment to the articles of incorporation with the State of Delaware, which increases the number of authorized common shares to 100,000,000, effected a 375 to 1 split of the 1,100 previously issued common shares and created 8,000,000 authorized shares of preferred stock, of which the issuance, rights and other terms are to be determined by the Company's Board of Directors. In addition, the par value of the common stock was changed to $0.001 per share and the par value of the new preferred stock was set at $0.001 per share.

          The financial statements at December 31, 1999 give retroactive effect to common stock split, new authorized share amounts, and par values enumerated in the amended certificate of incorporation. See Note 5(A) for additional stock split subsequent to December 31, 1999.


NOTE  4   GOING CONCERN
-------   -------------

          As reflected in the accompanying financial statements, the Company had a net loss of $8,246, a working capital deficiency of $7,245 and has not generated any revenues since it does not yet have an operating business. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

          The Company intends to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition, or other business combination. Management believes that actions presently being taken provide the opportunity for the Company to continue as a going concern. (See Note 5(B))

                                   JETCO, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1999


NOTE 5    SUBSEQUENT EVENTS

          (A) Stock Split
          ---------------
          On January 24, 2000, the Board of Directors authorized an 3.0303 for 1 stock split of common shares issued and outstanding, making the issued and outstanding shares total 1,250,000. Per-share amounts in the accompanying financial statements have been retroactively adjusted for the split.

          (B) Merger Agreement
          --------------------
          On January 25, 2000 the Company entered into a merger agreement with Ameristar Corporation ("Amstar") which was incorporated on October 27, 1999 in the state of Nevada. After the merger, Jetco, Inc. will be the surviving company and shall change its name to InTechnologies, Inc. The merger is structured to be treated as a tax-free reorganization in accordance with section 368 (a) (1) (A) of the Internal Revenue Code and a recapitalization of Amstar for financial accounting purposes.

          Under the terms of the agreement, each share of Amstar common stock issued and outstanding on the merger date (9,500 shares) shall, without any action by the holders thereof, be changed and converted into 2,500 Jetco, Inc. shares; provided, however, that no fractional shares of the surviving corporation shall be issued. In lieu thereof, the surviving corporation shall round-up fractional shares to the next highest number.

                                    PART III

ITEM 1.   INDEX TO EXHIBITS



Exhibit
   No.                 Description
-------                -----------
  2.1 Agreement of Merger by and between Jetco, Inc. and AmeriStar Corporation dated January 25, 2000.#

  3.(i)   Certificate of Incorporation of Registrant (Amended and Restated)#

  3.(ii)  Bylaws of Registrant (Amended and Restated)#

  10.1 Consulting Agreement between PageOne Business Productions LLC and Registrant dated January 25, 2000#

  10.2    Loan Agreement dated January 12, 2000#

  10.3    Subscription Agreement dated January 12, 2000#

  27      Financial Data Schedule



        # Filed as an exhibit to the Registrant's 8-K Current Report dated
          January 25, 2000 and incorporated herein by reference





                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  INTECHNOLOGIES, INC.



Amendment No. 2                                        /s/ William Noe
Date: March 6, 2000                           By: _______________________
                                                   William Noe, President









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